EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2012	2011

Profit	$120	$83

Add:
Provision for income taxes	46	29

Profit before income taxes	$166	$112

Fixed charges:
Interest expense	$204	$204
Rentals at computed interest*	1	1

Total fixed charges	$205	$205

Profit before income taxes plus fixed charges	$371	$317

Ratio of profit before income taxes plus fixed charges to fixed charges	1.81	1.55

*Those portions of rent expense that are representative of interest cost.